UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Achaogen, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

004449104
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 004449104

1	NAME OF REPORTING PERSON ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,035,888
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,035,888
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,035,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004449104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of Achaogen, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 7000 Shoreline Court, Suite 371, South San Francisco, CA 94080.

Item 2.	Identity and Background.

(a)	This statement is filed by Robert W. Duggan (“Mr. Duggan” or the “Reporting Person”).

(b)	The principal business address of Mr. Duggan is 611 S. Fort Harrison Ave., Suite 306, Clearwater, Florida 33756.

(c)	The principal occupation of Mr. Duggan is serving as a private investor.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Person were purchased with personal funds, in open market purchases. The aggregate purchase price of the 2,035,888 Shares beneficially owned by Mr. Duggan is approximately $41,157,542, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Person’s investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing his intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 004449104

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based on 35,781,564 Shares outstanding, as of March 1, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 14, 2017.

(a)	As of the close of business on March 27, 2017, Mr. Duggan beneficially owned 2,035,888 Shares.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 2,035,888
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,035,888
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Duggan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	No person, other than the Reporting Person, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

CUSIP NO. 004449104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2017

/s/ Robert W. Duggan
Robert W. Duggan

CUSIP NO. 004449104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

ROBERT W. DUGGAN

Common Stock	100,000	16.24	01/11/2017
Common Stock	21,500	15.89	01/12/2017
Common Stock	15,200	17.88	01/13/2017
Common Stock	98,000	17.14	01/17/2017
Common Stock	26,300	17.72	01/18/2017
Common Stock	5,100	17.61	01/19/2017
Common Stock	66,900	17.70	01/20/2017
Common Stock	19,221	17.04	01/24/2017
Common Stock	26,000	16.90	01/25/2017
Common Stock	18,000	16.77	01/26/2017
Common Stock	149,700	15.77	01/27/2017
Common Stock	42,000	15.83	01/31/2017
Common Stock	49,300	16.49	02/01/2017
Common Stock	43,664	16.81	02/02/2017
Common Stock	24,683	17.22	02/03/2017
Common Stock	82,500	18.78	02/07/2017
Common Stock	44,890	19.66	02/08/2017
Common Stock	47,000	20.37	02/09/2017
Common Stock	59,402	21.14	02/13/2017
Common Stock	37,500	21.38	02/14/2017
Common Stock	20,000	21.52	02/15/2017
Common Stock	20,000	21.35	02/16/2017
Common Stock	33,168	22.83	02/21/2017
Common Stock	15,000	23.46	02/22/2017
Common Stock	21,718	22.88	02/23/2017
Common Stock	58,954	23.81	02/24/2017
Common Stock	29,900	23.57	02/27/2017
Common Stock	84,100	23.45	02/28/2017
Common Stock	258,187	23.58	03/01/2017
Common Stock	55,700	25.18	03/02/2017
Common Stock	122,300	23.63	03/15/2017
Common Stock	1,000	22.40	03/16/2017
Common Stock	60,000	22.52	03/17/2017
Common Stock	168,900	20.41	03/21/2017
Common Stock	69,601	20.31	03/22/2017
Common Stock	20,000	20.17	03/23/2017
Common Stock	20,500	20.77	03/24/2017